SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2009

List of Exhibits:

1.	News Release entitled, “CNH Parts & Service Unveils Plans for New Distribution Facility”

2.	News Release entitled, “CNH Parts & Service and Fiat Powertrain Technologies Partner to Expand FPT North American Dealer Network”

3.	News Release entitled, “CNH Parts & Service and SRC Agree To Form CNH Reman Joint Venture”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 24, 2009

FOR IMMEDIATE RELEASE

For more information contact:

Kris Harper (262) 636-6294

kris.harper@cnh.com OR

Ellen LaRose (262) 650-7260

elarose@morganmyers.com

CNH Parts & Service Unveils Plans for New Distribution Facility

RACINE, Wis. (July 23, 2009) – CNH Parts & Service, the product support business of agricultural and construction equipment maker CNH Global N.V. (NYSE: CNH), today unveiled plans to occupy a newly developed 250,000-square-foot distribution center in Portland, Ore. Company officials expect the state-of-the-art parts distribution facility to be fully operational in the first quarter of 2010.

The facility will serve more than 130 New Holland, Case IH and Case Construction equipment dealerships in the Pacific Northwest, and is expected to bring 35 to 40 new jobs to the Portland area, according to Anu Goel, Vice President, North American Parts Operations for CNH Parts & Service. CNH is investing more than $15 million in the new distribution center, which also allows for future expansion.

“CNH’s choice of Portland for significant investment and new job creation is very welcome news,” said Bruce Warner, Executive Director of the Portland Development Commission. “We look forward to partnering with the company to support the development of this new facility.” CNH has been working closely with ProLogis, a leading global provider of distribution facilities, to establish the new parts distribution center at Prologis Park PDX, which is located about 2 1/2 miles from the Portland International Airport.

“This particular site was chosen for its proximity to the Portland International Airport and port facilities, as well as its access to the major interstate highways in the region,” according to Goel. “Once it is operational, we anticipate that the new Portland distribution facility will be a key logistics and transportation hub within our network and our new gateway to the Pacific Northwest market.”

The new parts distribution facility will extend the company’s next-day distribution capabilities to equipment dealerships in nearly all regions of North America, and marks the completion of the company’s transition of its distribution operations from third-party logistics providers in North America to distribution sites that are managed and staffed by CNH.

(more)

The Portland project also continues the company’s previously-announced plans to improve dealer and customer service, improve efficiency, and reduce overall logistics costs of its parts distribution network. In February of 2007, CNH opened a 500,000-square-foot parts distribution center in Cameron, Mo.; in September, 2003, the company opened a master depot in Lebanon, Ind. Once the Portland center is up and running, the company’s parts distribution operations will be handled by 11 facilities in North America.

About CNH Parts & Service

CNH Parts & Service, the product support business of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat Group (FIA:MI), provides aftersales parts and service solutions for the Case and New Holland brand families, including CNH Original Parts, Case and New Holland branded parts, and a wide range of global support services for the Case and New Holland dealer network. More information about CNH and CNH Parts & Service can be found online at: www.cnh.com.

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Photo caption:

A newly developed 250,000-square-foot distribution center in Portland, Ore., will be home to the newest CNH Parts & Service parts distribution facility. The facility will serve more than 130 New Holland, Case IH and Case Construction equipment dealerships in the Pacific Northwest and be fully operational in the first quarter of 2010.

FOR IMMEDIATE RELEASE

For more information contact:

Franco Bay	Kris Harper (262) 636-6294
Vice President, Communications	kris.harper@cnh.com OR
Fiat Powertrain Technologies
+39 011 0038603	Ellen LaRose (262) 650-7260
+39 333 7897749	elarose@morganmyers.com
franco.bay@fptpowertrain.com

CNH Parts & Service and Fiat Powertrain Technologies

Partner to Expand FPT North American Dealer Network

RACINE, Wis. (July 23, 2009) — CNH Global N.V. (NYSE: CNH) and Fiat Powertrain Technologies (FPT), both companies of the Fiat Group (FIA:MI), announce a joint agreement to expand the FPT North America (NA) dealer network. FPT NA and CNH Parts & Service will cooperate in the areas of after sales service and parts.

FPT NA will select and designate approximately 300 independently owned dealers from the CNH family of brands, to operate as authorized FPT service dealers. Ted Bregar, General Manager and Chief Operating Officer of FPT North America, said: “The dealer principals have expressed a high level of interest, capability and commitment for expanding their participation in the North American engine business.” Case, New Holland and Kobelco Construction and Case IH and New Holland Agriculture dealers are attracted to the unique opportunity to become a part of the FPT brand in North America because of its international reputation, and the attractive features and benefits which FPT engines offer to the North American customer base.

“Teaming with FPT provides our dealer network with an opportunity to increase their parts and service sales, while also expanding their product offering,” says Eric Bippus, Vice President of Sales and Marketing for CNH Parts & Service North America. “Because a large proportion of Case, New Holland and Kobelco Construction and Case IH and New Holland Agriculture equipment features FPT engines and components, our dealers are already prepared to support FPT engines and their industry-leading technology.”

The move leverages FPT technology and expertise and provides FPT with a comprehensive, established dealer network of experts to service and support their OEM engine business in the industrial and power generation market segments.

The new FPT dealers will be strategically located to serve current and future customers; the network will be further expanded as the customer base increases.

The FPT NA dealer network is expected to provide a larger, efficient and highly competent service network for FPT customers.

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CNH to Provide FPT Service Support / Page 2 of 2

The main services provided to FPT customers will be:

Parts sales from a network of 10 North American parts distribution centers and approximately 300 new dealer locations

Parts technical support

Service support at each of the approximately 300 dealer locations

Technical service support through help desk and automated query systems

Training using state of the art classrooms and training devices

FPT offers a wide range of industrial diesel engines with displacements from 3.0 liters to 20 liters, serving the industrial, power generation and marine market segments.

“This plan confirms our commitment to customers’ satisfaction. Thanks to a comprehensive dealer network, FPT’s presence in North America is dramatically strengthened. The new FPT Dealer network will contribute heavily to the development of the FPT brand in North America”’ says Bregar.

About Fiat Powertrain Technologies

Fiat Powertrain Technologies is the Fiat Group company specialized in and dedicated to research, development, production and sale of engines and transmissions. With its annual output of approximately 2.9 million engines and 2.4 million transmissions and axles, 20,000 employees, 17 plants and 11 research centers in 9 countries, FPT is one of the most significant players in the powertrain sector on a worldwide basis. More information about FPT can be found online at: www.fptpowertrain.com.

About CNH Parts & Service

CNH Parts & Service, the product support business of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA:MI), provides aftersales parts and service solutions for the CNH family of brands, and a wide range of global support services for the Case and New Holland dealer network. More information about CNH and CNH Parts & Service can be found online at: www.cnh.com.

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FOR IMMEDIATE RELEASE

For more information contact:

Kris Harper (262) 636-6294 kris.harper@cnh.com OR

Ellen LaRose (262) 650-7260 elarose@morganmyers.com

CNH Parts & Service and SRC Agree

To Form CNH Reman Joint Venture

RACINE, WI (July 23, 2009) — CNH Global N.V. (NYSE: CNH) has agreed to develop a full-scale remanufacturing operation and services company as a joint venture with Springfield Remanufacturing Corp. (SRC) to be called CNH Reman. The partnership brings together CNH Parts & Service product expertise, access to equipment and dedicated dealer networks with SRC’s remanufacturing operations, capabilities and expertise.

Case IH, Case Construction Equipment, New Holland Agriculture, New Holland Construction, Kobelco and Fiat Powertrain Technologies (FPT) dealers will be able to more readily provide customers with a much larger line of remanufactured products that can lower Total Cost of Ownership (TCO).

“We see remanufacturing continuing to grow in importance in North America, so CNH is expanding its long-term relationship and partnership with SRC,” says Eric Bippus, Vice President of Sales and Marketing, CNH Parts & Service, North America. “Together with SRC, we are positioned to reach aggressive growth targets designed to serve our dealer and customer needs and meet investor expectations.”

Dealers and customers will realize several advantages with an expanded selection of reman products:

•

Remanufacturing gives customers the opportunity to purchase replacement assemblies and components that are just like new, sometimes better than new due to engineering enhancements, at a reduced price and with a competitive warranty.

•

Reman assemblies mean increased efficiencies and productivity due to reduced repair times. This is something that both customers and dealers appreciate, especially during peak seasons when downtime is especially costly.

•	Reman is an important way to support sustainable development, which aligns with CNH’s commitment to environmental responsibility.

“Through this agreement, we will be able to better focus on reman and offer customers more breadth and depth across all our product families,” says Bippus.

(more)

CNH SRC JV / Page 2 of 3

SRC has a long history with CNH. The corporation began in 1983, after employees purchased an International Harvester remanufacturing plant. Over time, SRC has continued its relationship with CNH. CNH will expand its current partnership with SRC in developing this full-scale remanufacturing and services company.

“For us, this is like coming home again,” says Jack Stack, President and CEO of SRC. “The creation of CNH Reman takes us back to our origins, and we’re excited to partner with CNH to provide a more robust line of reman products.”

“The opening, earlier this year, of the new CNH Reman Technical Center that delivers personalized phone support to dealers who offer CNH Original remanufactured parts was the first step. Now it’s time to further expand and cement our relationship with CNH,” adds Stack.

The agreement signifies CNH’s commitment to remanufacturing and positions the company for continued growth through more cost-efficient manufacturing and capturing sales through the growing trend of product remanufacturing.

CNH plans to improve and increase product coverage across five product lines so that dealers can better serve their customers:

•	Engines and components

•	Drivetrain and components

•	Rotating electrics

•	Electronics

•	Hydraulics

About CNH Parts & Service

CNH Parts & Service, the product support business of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA:MI), provides aftersales parts and service solutions for the CNH family of brands, and a wide range of global support services for the Case and New Holland dealer network. More information about CNH and CNH Parts & Service can be found online at: www.cnh.com.

About SRC

Springfield Remanufacturing Corp. is the oldest employee-owned remanufacturer to OEM’s in North America. For 30 years, SRC has remanufactured products for the agricultural, industrial, construction, truck, marine and automotive markets. SRC has worked with leaders in core logistics, disassembly, cleaning, machining, assembly and testing everything from fuel injectors to large off-highway transmissions.

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CNH SRC JV / Page 3 of 3

Photo Caption

CNH Global N.V. (NYSE: CNH) has agreed to develop a full-scale remanufacturing operation and services company as a joint venture with Springfield Remanufacturing Corp. (SRC) to be called CNH Reman. CNH Parts & Service and SRC bring together significant resources and expertise to deliver a broader line of remanufactured parts to Case IH, New Holland, Case Construction, New Holland Construction and Kobelco dealers and the customers they serve.

Creation of the CNH Reman Technical Center (888-WHY-REMAN), which delivers personalized phone support to dealers who offer CNH Original remanufactured parts, served as a first step in the development of the CNH Reman joint venture plan. This artist rendering illustrates future plans for the JV’s development of a comprehensive facility for remanufacturing production and services under CNH Reman.

CNH REMAN
Core Inspection
& Storage
Engines
Technical Center
Engine Components
Transmissions
Rotating Electrical
Hydraulics
CNH REMAN